Exhibit (a)(5)(ii)

SL Industries, Inc. Announces Preliminary Results of its Tender Offer to Repurchase Up to $20 Million of Shares of Common Stock

MT. LAUREL, N.J., October 14, 2010 — SL Industries, Inc. (Amex: SLI) (the “Company”) today announced the preliminary results of its modified “Dutch Auction” tender offer, which expired at 12:00 Midnight, New York City Time, on October 13, 2010.

Based on the preliminary analysis by the depositary, an aggregate of 1,335,059 shares were properly tendered and not withdrawn, including approximately 33,186 shares that were tendered through notice of guaranteed delivery, at prices at or below $14.50. Accordingly, pursuant to the terms of the Offer to Purchase, the Letter of Transmittal and applicable securities laws, the Company expects to accept for payment up to an aggregate of 1,335,059 shares of its common stock at a purchase price of $14.50 per share.

The tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated September 15, 2010, as subsequently amended.

The number of shares to be purchased in the tender offer and the price per share are preliminary. The determination of the final number of shares to be purchased is subject to confirmation by the depositary of the proper delivery of the shares properly tendered and not withdrawn. The actual number and percentage of outstanding shares properly tendered and not withdrawn, the final price per share for shares purchased in the tender offer and the number of shares of the Company common stock that will be outstanding after payment for the tendered shares will be announced promptly following the completion of the confirmation process. Payment for the shares accepted for purchase will occur promptly thereafter. Payment for shares will be made in cash, without interest.

The information agent for the offer is MacKenzie Partners, Inc. and the depositary for the offer is American Stock Transfer & Trust Company.  All questions and requests for information about the offer should be directed to Mackenzie Partners, Inc. at (800) 322-2885 or tenderoffer@mackenziepartners.com.

About SL Industries

SL Industries, Inc. designs, manufactures and markets power electronics, power motion, power protection, teleprotection and communications equipment and systems that are used in a variety of medical, aerospace, computer, datacom, industrial, telecom, transportation and electric power utility equipment applications. For more information about SL Industries, Inc. and its products, please visit the Company’s web site at www.slindustries.com.

Forward-Looking Statements

This press release contains forward-looking statements that are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, including the following: the effectiveness of the cost reduction initiatives undertaken by the Company, changes in demand for the Company’s products, product mix, the timing of customer orders and deliveries, the impact of competitive products and pricing, constraints on supplies of critical components, excess or shortage of production capacity, difficulties encountered in the integration of acquired businesses and other risks discussed from time to time in the Company’s filings and reports with the Securities and Exchange Commission. In addition, such statements could be affected by general industry and market conditions and growth rates, and general domestic and international economic conditions. Such forward-looking statements speak only as of the date on which they are made, and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this release.

Contact:

MacKenzie Partners, Inc.
800-322-2885